Credit Suisse Global Fixed Income Fund, Inc.
SUB-ITEM 77D: Policies with respect to security investments Effective February 28, 2002, the fund's investment policy was changed to reflect a change in law, as follows:
Under normal market conditions, the fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in fixed-income securities of issuers located in at least three countries, which may include the U.S.
The fund may invest up to 20% of its net assets in equity securities, including common stocks, warrants and rights.
The fund's 80% investment policy is non-fundamental and may be changed by the Board of Directors of the fund to become effective upon at least 60 days' notice to shareholders prior to any such change.